UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual General Meeting of Shareholders and Proxy Statement of Box Ships Inc. ("the Company") in connection with the Company's 2012 Annual General Meeting of Shareholders (the "Annual Meeting").

Attached to this report on Form 6-K as Exhibit 2 is the proxy card relating to the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: September 12, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

September 12, 2012

TO THE SHAREHOLDERS OF
BOX SHIPS INC.

Enclosed is a Notice of Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") which will be held at the Company's offices located at 15 Karamanli Ave. 166 73 Voula, Greece, on October 24, 2012 at 2:00 p.m., local time, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company's 2011 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2011 (the "2011 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php.  Any shareholder may receive a hard copy of the 2011 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect two Class A Directors to serve until the Company's 2015 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 28, 2012.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Michael Bodouroglou

Michael Bodouroglou
Chairman, President and Chief Executive Officer

BOX SHIPS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2012

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 24, 2012 at 2:00 p.m., local time, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class A Directors to serve until the Company's 2015 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 28, 2012 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.

If you attend the meeting, you may revoke your proxy and vote in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2011 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2011 (the "2011 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php. Any shareholder may receive a hard copy of the 2011 Annual Report, free of charge upon request.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 12, 2012

Voula, Greece

________________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Box Ships Inc., a Marshall Islands corporation (the "Company"), for use at the 2012 Annual General Meeting of Shareholders (the "Meeting") to be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 24, 2012 at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 12, 2012.  These materials, along with the Company's 2011 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2011 can also be found on the Company's website at www.box-ships.com/agm-materials.php.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 28, 2012 (the "Record Date"), the Company had outstanding 20,611,715 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are quoted on the New York Stock Exchange (NYSE) under the symbol "TEU."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has four directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class A Directors expires at the Meeting.  Accordingly, the board of directors has nominated Messrs. Achilleas Stergiou and A. Joel Walton, each a current Class A Director, for election as directors whose term would expire at the Company's 2015 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Achilleas Stergiou	63	Class A Director
A. Joel Walton	51	Class A Director

Certain biographical information about each of these individuals is set forth below.

Achilleas Stergiou, age 63, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.
A. Joel Walton, age 51, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 12, 2012

Voula, Greece

Exhibit 2

BOX SHIPS INC.
15, KARAMANLI AVENUE
VOULA, 16673
ATHENS GREECE

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Achilleas Stergiou 02 A. Joel Walton

The Board of Directors recommends you vote FOR the following proposal:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000149478_1 R1.0.0.11699

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com.

BOX SHIPS INC.
Annual Meeting of Shareholders
October 24, 2012 2:00 PM
This proxy is solicited by the Board of Directors

The Undersigned shareholder hereby appoints Robert Perri and Maria Stefanou, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Box Ships Inc., that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of Box Ships Inc. to be held on Wednesday, October 24, 2012 at 2:00 p.m. local time at the offices of Box Ships Inc., at 15, Karamanli Avenue, Voula, 16673, Athens Greece and at any and all adjournments thereof, as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE AND TWO AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

If you vote by telephone or the internet, please DO NOT mail back this proxy card.

0000149478_2 R1.0.0.11699

Continued and to be signed on reverse side